SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR AUGUST 1, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.      Description

Exhibit No. 1    Employee Trust announcement dated 1 July 2005
Exhibit No. 2    Holding(s) in Company announcement dated 1 July 2005
Exhibit No. 3    Holding(s) in Company announcement dated 1 July 2005
Exhibit No. 4    Holding(s) in Company announcement dated 5 July 2005
Exhibit No. 5    Employee Trust announcement dated 5 July 2005
Exhibit No. 6    Director/PDMR Shareholding announcement dated
                 6 July 2005
Exhibit No. 7    Employee Trust announcement dated 6 July 2005
Exhibit No. 8    Employee Trust announcement dated 7 July 2005
Exhibit No. 9    Holding(s) in Company announcement dated 7 July 2005
Exhibit No. 10   Employee Trust announcement dated 8 July 2005
Exhibit No. 11   Holding(s) in Company announcement dated 8 July 2005
Exhibit No. 12   Holding(s) in Company announcement dated 12 July 2005
Exhibit No. 13   Holding(s) in Company announcement dated 12 July 2005
Exhibit No. 14   Employee Trust announcement dated 12 July 2005
Exhibit No. 15   Employee Trust announcement dated 13 July 2005
Exhibit No. 16   Holding(s) in Company announcement dated 13 July 2005
Exhibit No. 17   Holding(s) in Company announcement dated 13 July 2005
Exhibit No. 18   Holding(s) in Company announcement dated 14 July 2005
Exhibit No. 19   Holding(s) in Company announcement dated 14 July 2005
Exhibit No. 20   Holding(s) in Company announcement dated 18 July 2005
Exhibit No. 21   Holding(s) in Company announcement dated 18 July 2005
Exhibit No. 22   Employee Trust announcement dated 19 July 2005
Exhibit No. 23   Holding(s) in Company announcement dated 19 July 2005
Exhibit No. 24   Holding(s) in Company announcement dated 19 July 2005
Exhibit No. 25   Holding(s) in Company announcement dated 20 July 2005
Exhibit No. 26   Holding(s) in Company announcement dated 20 July 2005
Exhibit No. 27   Holding(s) in Company announcement dated 21 July 2005
Exhibit No. 28   Holding(s) in Company announcement dated 21 July 2005
Exhibit No. 29   Employee Trust announcement dated 21 July 2005
Exhibit No. 30   Employee Trust announcement dated 21 July 2005
Exhibit No. 31   Holding(s) in Company announcement dated 22 July 2005
Exhibit No. 32   Holding(s) in Company announcement dated 25 July 2005
Exhibit No. 33   Employee Trust announcement dated 25 July 2005

Exhibit No.1

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 1 July 2005, that they disposed on that date of a total of 7,352 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 14,543,139 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


1 July 2005

Exhibit No.2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

ING Bank N.V., London Branch


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not known


5. Number of shares / amount of stock acquired

Not known


6. Percentage of issued class

Not known


7. Number of shares / amount of stock disposed

Not known


8. Percentage of issued class

Not known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known - holding as at 28 June 2005


11. Date company informed

1 July 2005


12. Total holding following this notification

43,173,600


13. Total percentage holding of issued class following this notification

3.90%


14. Any additional information


15. Name of contact and telephone number for queries

Nick Giles - 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary


Date of notification

1 July 2005

Exhibit No.3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Cater Allen International Limited



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of shareholder named in 2.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not known



5. Number of shares / amount of stock acquired


Not known



6. Percentage of issued class


Not known



7. Number of shares / amount of stock disposed


Not known



8. Percentage of issued class


Not known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known - holdings as at 29 June 2005



11. Date company informed


30 June 2005



12. Total holding following this notification


64,176,000



13. Total percentage holding of issued class following this notification


5.8%



14. Any additional information



This holding has arisen from stock loan transactions under the relevant approved documentation as a principal trading member of the London Stock Exchange.



15. Name of contact and telephone number for queries


Nick Giles - 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director of Secretariat & Deputy Company Secretary



Date of notification


1 July 2005

Exhibit No.4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


4 July 2005



12. Total holding following this notification


56,252,820



13. Total percentage holding of issued class following this notification


5.08%



14. Any additional information


Part  of  this  holding  may  relate  to  hedging   arrangements   for  customer
transactions.



15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


5 July 2005

Exhibit No.5

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 4 July 2005, that they disposed on that date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 14,528,139 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





5 July 2005

Exhibit No.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.



(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.



(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.



(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1.   Name of the issuer                                2.   State whether the notification relates to (i) a
                                                            transaction notified in accordance with DR
     Allied Domecq PLC                                      3.1.4R(1)(a); or

                                                            (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                            accordance with section 324 (as extended by
                                                            section 328) of the Companies Act 1985; or
                                                            (iii) both (i) and (ii)



                                                            Notification relates to a transaction notified
                                                            in accordance with DR 3.1.4R(1)(a)
3.   Name of person discharging managerial             4.   State whether notification relates to a person

     responsibilities/director                              connected with a person discharging managerial
                                                            responsibilities/director named in 3 and
                                                            identify the connected person

     Philip Bowman                                          N/A




5.   Indicate whether the notification is in respect   6.   Description of shares (including class),
     of a holding of the person referred to in 3 or         debentures or derivatives or financial
     4 above or in respect of a non-beneficial              instruments relating to shares
     interests



     Notification in respect of the person named in 3.      Ordinary shares of 25p each,




7.   Name of registered shareholders(s) and, if        8.   State the nature of the transaction
     more than one, the number of shares held by
     each of them                                           CONVERSION OF 100 AMERICAN DEPOSITARY SHARES
                                                            INTO 400 ORDINARY SHARES


     105,000 - HELD IN BARCLAYS   STOCKBROKERS
     NOMINEES LTD (FORMERLY SHARELINK NOMINEES LTD)



     395,240 - HELD BY TOWERS PERRIN SHARE PLAN
     SERVICES (GUERNSEY) LTD - TRUSTEES OF THE ALLIED
     DOMECQ PLC SHARE OWNERSHIP TRUST



       1,468 - COMPUTERSHARE TRUSTEES LTD



       400 - 100 AMERICAN DEPOSITARY SHARES HELD
     INOWN NAME



     172,249 - HELD IN OWN NAME



     674,357 - TOTAL


9.   Number of shares, debentures or financial         10.  Percentage of issued class acquired (treasury
     instruments relating to shares acquired                shares of that class should not be taken into
                                                            account when calculating percentage)



     N/A                                                    N/A

11.  Number of shares, debentures or financial         12.  Percentage of issued class disposed (treasury
     instruments relating to shares disposed                shares of that class should not be taken into
                                                            account when calculating percentage)

     N/A                                                    N/A


13.  Price per share or value of transaction           14.  Date and place of transaction



     N/A                                                    6 JULY 2005 - UK

15.  Total holding following notification and total    16.  Date issuer informed of transaction
     percentage holding following notification
     (any treasury shares should not be taken into          6 JULY 2005
     account when calculating percentage)



     105,000 - HELD IN BARCLAYS STOCKBROKERS NOMINEES
     LTD (FORMERLY SHARELINK NOMINEES LTD)



     395,240 - HELD BY TOWERS PERRIN SHARE PLAN
     SERVICES (GUERNSEY) LTD - TRUSTEES OF THE ALLIED
     DOMECQ SHARE OWNERSHIP TRUST



       1,468 - COMPUTERSHARE TRUSTEES LTD



     172,649 - HELD IN OWN NAME



     674,357 - TOTAL



     0.06% OF ISSUED CLASS HELD FOLLOWING THIS
     NOTIFICATION



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17.  Date of grant                                    18.    Period during which or date on which it can
                                                             be exercised

19.  Total amount paid (if any) for grant of the      20.    Description of shares or debentures involved
     option                                                  (class and number)

21.  Exercise price (if fixed at time of grant) or    22.    Total number of shares or debentures over
     indication that price is to be fixed at the time        which options held following notification
     of exercise

23.  Any additional information                       24.    Name of contact and telephone number for
                                                             Queries

     PHILIP BOWMAN'S AGGREGATE BENFICIAL INTEREST IN
     THE SHARES FOR THE PURPOSES OF THE COMPANIES ACT
     REMAINS UNCHANGED                                       NICK GILES

                                                             TELEPHONE: 0117 978 5265



Name and signature of duly authorised officer of issuer responsible for making notification





CHARLES B. BROWN

DIRECTOR, CORPORATE SECRETARIAT

DEPUTY COMPANY SECRETARY





Date of notification: 6 JULY 2005

Exhibit No.7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 6 July 2005, that they disposed on that date of a total of 103,750 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 14,424,389 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


6 July 2005

Exhibit No.8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 7 July 2005, that they disposed on that date of a total of 157,601 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 14,266,788 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

7 July 2005

Exhibit No.9

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Credit Suisse First Boston



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


 Notification in respect of shareholder named in 2, and its subsidiaries and affiliates detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Credit Suisse First Boston (Europe) Limited   43,028,793 Shares        CSFBEL is interested in 19,200,000 of these
("CSFBEL")                                                             shares under Section 208(5) of the Act by
                                                                       virtue of the right to redelivery of equivalent
                                                                       securities under stock lending arrangements
Credit Suisse First Boston International       18,470 Shares
("CSFBi")

Credit Suisse First Boson LLC                  4,000 Shares
("CSFBLL")

CSFB Total                                     43,051,263


5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at 5 July 2005



11. Date company informed


7 July 2005



12. Total holding following this notification


43,051,263



13. Total percentage holding of issued class following this notification


3.89%



14. Any additional information



CSFBEL, CSFBi and CSFBLLC are members of the investment banking business of Credit Suisse and reference to CSFB in this announcement includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holdings companies of CSFBEL, CSFBi and CSFBLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSBFEL, CSFBi and CSFBLLC are interested.




15. Name of contact and telephone number for queries


Nick Giles- Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


7 July 2005

Exhibit No.10

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications both dated 8 July 2005, that they disposed on that date of a total of 129,085 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 14,137,703 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


8 July 2005

Exhibit No.11

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Credit Suisse First Boston (Europe) Limited



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2, and its subsidiaries and affiliates detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Credit Suisse First Boston (Europe) Limited    51,385,314 Shares          CSFBEL is interested in 19,200,000 of these
("CSFBEL")                                                                shares under Section 208(5) of the Companies
                                                                          Act 1985 (the "Act) by virtue of the right to
                                                                          redelivery of equivalent securities under
                                                                          stock lending arrangements
Credit Suisse First Boston International       18,470 Shares
("CSFBi")

Credit Suisse First Boson LLC                  4,000 Shares

("CSFBLL")
CSFB Total                                     51,407,784



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at 6 July 2005



11. Date company informed


8 July 2005



12. Total holding following this notification


51,407,784



13. Total percentage holding of issued class following this notification


4.65%



14. Any additional information



CSFBEL, CSFBi and CSFBLLC are members of the investment banking business of Credit Suisse and reference to CSFB in this announcement includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holdings companies of CSFBEL, CSFBi and CSFBLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSBFEL, CSFBi and CSFBLLC are interested.




15. Name of contact and telephone number for queries


Nick Giles- Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


8 July 2005

Exhibit No.12

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.


1. Name of listed company                          2. Name of shareholder with a major interest

ALLIED DOMECQ PLC                                  CATER ALLEN INTERNATIONAL LTD


3. Please state whether notification indicates     4. Name of the registered holder(s) and, if more
that                                               than one holder, the number of shares held by
it is regarding the holding of the shareholder     each of them
named in 2 above; in respect of a non beneficial
interest; or in the case of an                     NOT KNOWN
individual holder if it is a holding of that
person's spouse or children under the age of
18

IN RESPECT OF SHAREHOLDER NAMED IN 2



5. Number of             6. Percentage of issued   7. Number of             8. Percentage of issued
shares/amount of         class (any treasury       shares/amount of         class (any treasury
stock acquired           shares held by the        stock disposed           shares held by the
                         listed company                                     listed company
NOT KNOWN                should not be taken       NOT KNOWN                should not be taken
                         into account when                                  into account when
                         calculating                                        calculating
                         percentage)                                        percentage)

                         NOT KNOWN                                          NOT KNOWN


9. Class of security                                 10. Date of transaction  11. Date listed
                                                                              company informed

25 PENCE ORDINARY SHARES                             NOT KNOWN - HOLDINGS AS
                                                     AT 11 JULY 2005
                                                                              12 JULY 2005

12 Total holding following this notification         13 Total percentage holding of issued class
                                                     following this notification (any treasury shares
                                                     held by the listed company should not be taken
68,363,823                                           into account when calculating percentage)

                                                     6.18%


14 Any additional information                        15 Name of contact and telephone number for
                                                     queries

THIS HOLDING HAS ARISEN FROM STOCK LOAN TRANSACTIONS
UNDER THE RELEVANT APPROVED DOCUMENTATION AS A
PRINCIPAL TRADING MEMBER OF THE LONDON STOCK         NICK GILES - 0117 978 5009
EXCHANGE




16 Name and signature of duly authorised officer of the listed company responsible for making this notification





CHARLES B. BROWN

DIRECTOR, CORPORATE SECRETARIAT

DEPUTY COMPANY SECRETARY



Date of notification 12 JULY 2005

Exhibit No.13

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.


1. Name of listed company                           2. Name of shareholder with a major interest

ALLIED DOMECQ PLC                                   DEUTSCHE BANK AG


3. Please state whether notification indicates that 4. Name of the registered holder(s) and, if more
it is regarding the holding of the shareholder      than one holder, the number of shares held by
named in 2 above; in respect of a non beneficial    each of them
interest; or in the case of an
individual holder if it is a holding of that        NOT KNOWN
person's spouse or children under the age of
18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2
AND ITS SUBSIDIARY COMPANIES



5. Number of              6. Percentage of issued   7. Number of             8. Percentage of issued
shares/amount of          class (any treasury       shares/amount of         class (any treasury
stock acquired            shares held by the        stock disposed           shares held by the
                          listed company                                     listed company
NOT KNOWN                 should not be taken       NOT KNOWN                should not be taken
                          into account when                                  into account when
                          calculating                                        calculating
                          percentage)                                        percentage)

                          NOT KNOWN                                          NOT KNOWN



9. Class of security                                 10. Date of transaction  11. Date listed
                                                                              company informed
                                                     NOT KNOWN
25 PENCE ORDINARY SHARES                                                      11 JULY 2005

12 Total holding following this notification         13 Total percentage holding of issued class
                                                     following this notification (any treasury shares
67,763,148                                           held by the listed company should not be taken
                                                     into account when calculating percentage)

                                                     6.12%




14 Any additional information                        15 Name of contact and telephone number for
                                                     queries

PART OF THIS HOLDING MAY RELATE TO HEDGING
ARRANGEMENTS FOR CUSTOMER TRANSACTIONS.              NICK GILES - 0117 978 5009



16 Name and signature of duly authorised officer of the listed company responsible for making this notification



CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY


Date of notification 12 JULY 2005

Exhibit No.14

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 11 and 12 July 2005, that on 11 July 2005, as a result of an earlier disposal of shares made in error, 7,500 Ordinary Shares of 25p each in Allied Domecq PLC were put back into the trust and on 12 July 2005 they disposed of a total of 67,648 Ordinary shares of 25p each in Allied Domecq PLC and

These transactions were carried out in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 14,077,555 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary




12 July 2005

Exhibit No.15

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 13 July 2005, that on that date they disposed of a total of 22,352 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this transaction is 14,055,203 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





13 July 2005

Exhibit No.16

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.


1. Name of listed company                          2. Name of shareholder with a major interest



ALLIED DOMECQ PLC                                  ABN AMRO BANK NV LONDON BRANCH


3. Please state whether notification indicates     4. Name of the registered holder(s) and, if more
that                                               than one holder, the number of shares held by
it is regarding the holding of the shareholder     each of them
named in 2 above; in respect of a non beneficial
interest; or in the case of an                     NOT KNOWN
individual holder if it is a holding of that
person's spouse or children under the age of
18




NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2
5. Number of             6. Percentage of issued   7. Number of             8. Percentage of issued
shares/amount of         class (any treasury       shares/amount of         class (any treasury
stock acquired           shares held by the        stock disposed           shares held by the
                         listed company                                     listed company
NOT KNOWN                should not be taken       NOT KNOWN                should not be taken
                         into account when                                  into account when
                         calculating                                        calculating
                         percentage)                                        percentage)



                         NOT KNOWN                                          NOT KNOWN




9. Class of security                                 10. Date of transaction  11. Date listed

                                                     NOT KNOWN - HOLDING AS   company informed
                                                     AT 12 JULY 2005
25 PENCE ORDINARY SHARES

                                                                              13 JULY 2005
12 Total holding following this notification         13 Total percentage holding of issued class
                                                     following this notification (any treasury shares
35,998,480                                           held by the listed company should not be taken
                                                     into account when calculating percentage)



                                                     3.25%




14 Any additional information                        15 Name of contact and telephone number for
                                                     queries



                                                     NICK GILES - 0117 978 5009

16 Name and signature of duly authorised officer of the listed company responsible for making this notification









CHARLES B. BROWN

DIRECTOR, CORPORATE SECRETARIAT

DEPUTY COMPANY SECRETARY



Date of notification 13 JULY 2005

Exhibit No.17

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.


1. Name of listed company       2. Name of shareholder with a major interest



ALLIED DOMECQ PLC               MERRILL LYNCH & Co INC


3. Please state whether         4. Name of the registered holder(s) and, if more
notification indicates that     than one holder, the number of shares held by
it is regarding the holding of
the shareholder                 each of them
named in 2 above; in respect of
a non beneficial                MERRILL LYNCH & CO INC    34,396,453*
interest; or in the case of an
individual holder if it is a    *INCLUDES 870,567 SHARES HELD BY MERRILL
holding of that                 LYNCH GROUP INC
person's spouse or children
under the age of 18

SHAREHOLDER NAMED IN 2 AND
SUBSIDIARY COMPANIES



5. Number of    6. Percentage          7. Number of                    8. Percentage of issued
Shares/amount   of issued class           shares/amount of                class (any treasury shares
stock acquired  (any treasury shares      stock disposed                  held by the listed company
                held by the listed company                                should not be taken into
                should not be taken                                       account when calculating
NOT KNOWN       into account when                                         percentage
                calculating               NOT KNOWN
                percentage)

                NOT KNOWN                                                 NOT KNOWN



9. Class of security                                 10. Date of transaction  11. Date listed
                                                                              company informed

ORDINARY SHARES OF 25P EACH                          NOT KNOWN - NOTIFICATION
                                                     DATED AS AT 6 JULY 2005
                                                                              12 JULY 2005


12 Total holding following this notification         13 Total percentage holding of issued class
                                                     following this notification (any treasury shares
NOT KNOWN                                            held by the listed company should not be taken
                                                     into account when calculating percentage)

                                                     NOT KNOWN

14 Any additional information                        15 Name of contact and telephone number for
                                                     queries

N/A                                                  NICK GILES - 0117 978 5009


16 Name and signature of duly authorised officer of the listed company responsible for making this notification









CHARLES B. BROWN

DIRECTOR, CORPORATE SECRETARIAT

DEPUTY COMPANY SECRETARY



Date of notification  13 JULY 2005

Exhibit No.18

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company             2. Name of shareholder with a major
                                      interest
ALLIED DOMECQ PLC                     UBS AG

3. Please state whether notification  4. Name of the registered holder(s)
indicates that                        and, if more
it is regarding the holding of the    than one holder, the number of shares
shareholder                           held by
named in 2 above; in respect of a non each of them
beneficial
interest; or in the case of an        UBS GLOBAL  4,042,854        0.37%
individual holder if it is a holding  ASSET       SHARES
of that                               MANAGEMENT
person's spouse or children under the (LIFE)
age of                                LIMITED
18                                    UBS AG      62,520,972       5.65%
                                      LONDON      SHARES
NOTIFICATION IN RESPECT OF            BRANCH
SHAREHOLDER NAMED IN 2, ACTING        UBS         15,800           0.00%
THROUGH ITS BUSINESS GROUP AND LEGAL  FINANCIAL   SHARES
ENTITIES DETAILED OPPOSITE            SERVICES
                                      INC
                                      UBS         188              0.00%
                                      SECURITIES  SHARES
                                      LLC
                                      UBS CAPITAL 2,244            0.00%
                                      MARKETS LP  SHARES
                                      UBS AG -    66,582,058       6.02%
                                      TOTAL       SHARES

5. Number of       6. Percentage of   7. Number of       8. Percentage of
shares/amount of   issued             shares/amount of   issued
stock acquired     class (any         stock disposed     class (any
                   treasury                              treasury
NOT KNOWN          shares held by the NOT KNOWN          shares held by the
                   listed company                        listed company
                   should not be                         should not be
                   taken                                 taken
                   into account when                     into account when
                   calculating                           calculating
                   percentage)                           percentage)

                   NOT KNOWN                             NOT KNOWN


9. Class of security                 10. Date of        11. Date listed
25 PENCE ORDINARY SHARES             transaction        company informed

                                     NOT KNOWN -        14 JULY 2005
                                     SHAREHOLDING AS AT
                                     CLOSE OF BUSINESS
                                     ON 13 JULY 2005
12 Total holding following this      13 Total percentage holding of issued
notification                         class
                                     following this notification (any
66,582,058                           treasury shares
                                     held by the listed company should not
                                     be taken
                                     into account when calculating
                                     percentage)

                                     6.02%
14 Any additional information        15 Name of contact and telephone
                                     number for
N/A                                  queries

                                     NICK GILES - 0117 978 5009

16 Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification 14 JULY 2005

Exhibit No.19

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

+-------------------------------------+----------------------------------------+
|1. Name of listed company            |2. Name of shareholder with a major     |
|                                     |interest                                |
|ALLIED DOMECQ PLC                    |                                        |
|                                     |CREDIT SUISSE FIRST BOSTON (EUROPE)     |
|                                     |LIMITED                                 |
+-------------------------------------+----------------------------------------+
|3. Please state whether notification |4. Name of the registered holder(s) and,|
|indicates that                       |if more                                 |
|it is regarding the holding of the   |than one holder, the number of shares   |
|shareholder                          |held by                                 |
|named in 2 above; in respect of a non|each of them                            |
|beneficial                           |                                        |
|interest; or in the case of an       |                                        |
|individual holder if it is a holding |                                        |
|of that                              |                                        |
|person's spouse or children under the|                                        |
|age of                               |+-------------+-----------+------------+|
|18                                   ||CREDIT SUISSE|56,163,858 |CSFBEL IS   ||
|                                     ||FIRST BOSTON |SHARES     |INTERESTED  ||
|NOTIFICATION IN RESPECT OF           ||(EUROPE)     |           |IN          ||
|SHAREHOLDER NAMED IN 2, AND ITS      ||LIMITED      |           |19,400,000  ||
|SUBSIDIARIES AND AFFILIATES DETAILED ||("CSFBEL")   |           |OF THESE    ||
|BELOW.                               ||             |           |SHARES UNDER||
|                                     ||             |           |SECTION 208 ||
|                                     ||             |           |(5) OF THE  ||
|                                     ||             |           |COMPANIES   ||
|                                     ||             |           |ACT 1985    ||
|                                     ||             |           |(THE "ACT") ||
|                                     ||             |           |BY VIRTUE OF||
|                                     ||             |           |THE RIGHT TO||
|                                     ||             |           |REDELIVERY  ||
|                                     ||             |           |OF          ||
|                                     ||             |           |EQUIVALENT  ||
|                                     ||             |           |SECURITIES  ||
|                                     ||             |           |UNDER STOCK ||
|                                     ||             |           |LENDING     ||
|                                     ||             |           |ARRANGEMENTS||
|                                     |+-------------+-----------+------------+|
|                                     ||CREDIT SUISSE|18,470     |            ||
|                                     ||FIRST BOSTON |SHARES     |            ||
|                                     ||INTERNATIONAL|           |            ||
|                                     ||("CSFBi")    |           |            ||
|                                     |+-------------+-----------+------------+|
|                                     ||CREDIT SUISSE|4,000      |            ||
|                                     ||FIRST BOSTON |SHARES     |            ||
|                                     ||LLC          |           |            ||
|                                     ||("CSFBLL")   |           |            ||
|                                     |+-------------+-----------+------------+|
|                                     ||CSFB TOTAL   |56,186,328 |            ||
|                                     |+-------------+-----------+------------+|
|                                     |                                        |
|                                     |                                        |
+------------------+------------------+---------------------+------------------+
|5. Number of      |6. Percentage of  |7. Number of         |8. Percentage of  |
|shares/amount of  |issued            |shares/amount of     |issued            |
|stock acquired    |class (any        |stock disposed       |class (any        |
|                  |treasury          |                     |treasury          |
|NOT KNOWN         |shares held by the|NOT KNOWN            |shares held by the|
|                  |listed company    |                     |listed company    |
|                  |should not be     |                     |should not be     |
|                  |taken             |                     |taken             |
|                  |into account when |                     |into account when |
|                  |calculating       |                     |calculating       |
|                  |percentage)       |                     |percentage)       |
|                  |                  |                     |                  |
|                  |NOT KNOWN         |                     |NOT KNOWN         |
+------------------+------------------+---------------------+------------------+
|                  |                  |                     |                  |
+------------------+------------------+---------------------+------------------+

+------------------------------------+------------------+------------------+
|9. Class of security                |10. Date of       |11. Date listed   |
|25 PENCE ORDINARY SHARES            |transaction       |company informed  |
|                                    |NOT KNOWN -       |                  |
|                                    |SHAREHOLDING AS AT|13 JULY 2005      |
|                                    |11 JULY 2005      |                  |
+------------------------------------+------------------+------------------+
|12 Total holding following this     |13 Total percentage holding of issued|
|notification                        |class                                |
|                                    |following this notification (any     |
|56,186,328 SHARES                   |treasury shares                      |
|                                    |held by the listed company should not|
|                                    |be taken                             |
|                                    |into account when calculating        |
|                                    |percentage)                          |
|                                    |                                     |
|                                    |5.08%                                |
|                                    |                                     |
+------------------------------------+-------------------------------------+
|14 Any additional information       |15 Name of contact and telephone     |
|                                    |number for                           |
|CSFBEL, CSFBi AND CSFBLLC ARE       |queries                              |
|MEMBERS OF THE INVESTMENT BANKING   |                                     |
|BUSINESS OF CREDIT SUISSE AND       |NICK GILES - 0117 978 5009           |
|REFERENCE TO CSFB IN THIS           |                                     |
|ANNOUNCEMENT INCLUDES ALL OF THE    |                                     |
|SUBSIDIARIES AND AFFILIATES OF      |                                     |
|CREDIT SUISSE OPERATING UNDER THE   |                                     |
|CREDIT SUISSE FIRST BOSTON NAME.    |                                     |
|THOSE CSFB COMPANIES WHICH ARE      |                                     |
|DIRECT OR INDIRECT HOLDING COMPANIES|                                     |
|OF CSFBEL, CSFBi AND CSFBLLC ARE,   |                                     |
|UNDER THE TERMS OF SECTION 203 OF   |                                     |
|THE ACT, EACH INTERESTED BY         |                                     |
|ATTRIBUTION IN ANY SHARES IN WHICH  |                                     |
|CSFBEL, CSFBi AND CSFBLLC ARE       |                                     |
|INTERESTED.                         |                                     |
|                                    |                                     |
|                                    |                                     |
|                                    |                                     |
+------------------------------------+-------------------------------------+
|16 Name and signature of duly authorised officer of the listed company    |
|responsible for making this notification                                  |
|                                                                          |
|CHARLES B. BROWN                                                          |
|DIRECTOR, CORPORATE SECRETARIAT                                           |
|DEPUTY COMPANY SECRETARY                                                  |
|                                                                          |
|Date of notification 14 JULY 2005                                         |
|                                                                          |
|                                                                          |
+--------------------------------------------------------------------------+

Exhibit No.20

                    OTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.


1. Name of listed company                           2. Name of shareholder with a major interest



ALLIED DOMECQ PLC                                   DEUTSCHE BANK AG


3. Please state whether notification indicates that 4. Name of the registered holder(s) and, if more
it is regarding the holding of the shareholder      than one holder, the number of shares held by
named in 2 above; in respect of a non beneficial    each of them
interest; or in the case of an                      NOT KNOWN
individual holder if it is a holding of that
person's spouse or children under the age of
18



NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2
AND ITS SUBSIDIARY COMPANIES


5. Number of              6. Percentage of issued   7. Number of             8. Percentage of issued
shares/amount of          class (any treasury       shares/amount of         class (any treasury
stock acquired            shares held by the        stock disposed           shares held by the
                          listed company                                     listed company
NOT KNOWN                 should not be taken       NOT KNOWN                should not be taken
                          into account when                                  into account when
                          calculating                                        calculating
                          percentage)                                        percentage)



                          NOT KNOWN                                          NOT KNOWN




9. Class of security                                 10. Date of transaction  11. Date listed

                                                     NOT KNOWN                company informed

25 PENCE ORDINARY SHARES

                                                                              15 JULY 2005

12 Total holding following this notification         13 Total percentage holding of issued class
                                                     following this notification (any treasury shares
79,467,192                                           held by the listed company should not be taken
                                                     into account when calculating percentage)



                                                     7.18%




14 Any additional information                        15 Name of contact and telephone number for
                                                     queries

PART OF THIS HOLDING MAY RELATE TO HEDGING
ARRANGEMENTS FOR CUSTOMER TRANSACTIONS.
                                                     PHILIPPA ARMSTRONG - 0117 978 5190



16 Name and signature of duly authorised officer of the listed company responsible for making this notification



CHARLES B. BROWN

DIRECTOR, CORPORATE SECRETARIAT

DEPUTY COMPANY SECRETARY



Date of notification 18 JULY 2005

Exhibit No.21

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.


1. Name of listed company       2. Name of shareholder with a major interest

   ALLIED DOMECQ PLC               CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED


3. Please state whether         4. Name of the registered holder(s) and, if more
   notification indicates that     than one holder, the number of shares held by
   it is regarding the holding of each of them the shareholder named in
   2 above; in respect of
   a non beneficial interest; or
   in the case of an individual
   holder if it is a holding of
   that person's spouse or
   children under the age of 18

   NOTIFICATION IN RESPECT OF      CREDIT SUISSE                  CSFBEL IS
   SHAREHOLDER NAMED IN 2, AND     FIRST      66,518,597 SHARES   INTERESTED IN
   ITS SUBSIDIARIES AND AFFILIATES BOSTON (EUROPE)                19,400,000 OF
   DETAILED BELOW                  LIMITED                        THESE SHARES
                                   ("CSFBEL")                     UNDER SECTION
                                                                  208 (5) OF THE
                                                                  COMPANIES ACT
                                                                  1985 (THE
                                                                  "ACT") BY
                                                                  VIRTUE OF THE
                                                                  RIGHT TO
                                                                  REDELIVERY OF
                                                                  EQUIVALENT
                                                                  SECURITIES
                                                                  UNDER STOCK
                                                                  LENDING
                                                                  ARRANGEMENTS
                                CREDIT SUISSE
                                FIRST      18,470 SHARES
                                BOSTON INTERNATIONAL
                                ("CSFBi")
                                CREDIT SUISSE
                                FIRST      4,000 SHARES
                                BOSTON LLC ("CSFBLL")
                                CSFB TOTAL   66,541,067


5. Number of    6. Percentage  of    7. Number of         8. Percentage of
   shares/amount   issued class         shares/amount of     issued class
   of stock        (any treasury        stock disposed       (any treasury
   acquired        shares held by                            shares held by
                   the listed                                the listed
                   company                                   company
                   should not                                should not
                   be taken                                  be taken
                   into account                              into account
                   when                                      when
                   calculating                               calculating
                   percentage)                               percentage)

NOT KNOWN          NOT KNOWN             NOT KNOWN           NOT KNOWN


9. Class of security         10. Date of transaction        11. Date listed
                                                                company informed
   25 PENCE ORDINARY SHARES      NOT KNOWN - SHAREHOLDING
                                 AS AT 13 JULY 2005             15 JULY 2005


12 Total holding following this notification      13 Total percentage holding of
                                                     issued class following this
                                                     notification (any treasury
                                                     shares held by the listed
                                                     company should not be taken
                                                     into account when
                                                     calculating percentage)

66,541,067 SHARES                                    6.01%


14 Any additional information                        15 Name of contact and
                                                        telephone number for
                                                        queries

CSFBEL, CSFBi AND CSFBLLC ARE
MEMBERS OF THE INVESTMENT BANKING BUSINESS
OF CREDIT SUISSE AND REFERENCE TO CSFB IN
THIS ANNOUNCEMENT INCLUDES ALL
PHILIPPA ARMSTRONG - 0117 978 5190
OF THE SUBSIDIARIES AND AFFILIATES OF
CREDIT SUISSE OPERATING UNDER THE CREDIT SUISSE
FIRST BOSTON NAME. THOSE CSFB COMPANIES WHICH ARE
DIRECT OR INDIRECT HOLDING COMPANIES OF CSFBEL,
CSFBi AND CSFBLLC ARE, UNDER THE TERMS OF SECTION
203 OF THE ACT, EACH INTERESTED BY ATTRIBUTION IN
ANY SHARES IN WHICH CSFBEL, CSFBi AND CSFBLLC ARE
INTERESTED.


16 Name and signature of duly authorised officer of the listed company responsible for making this notification

    CHARLES B. BROWN
    DIRECTOR, CORPORATE SECRETARIAT
    DEPUTY COMPANY SECRETARY


Date of notification 18 JULY 2005

Exhibit No.22

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 18 and 19 July 2005, that on those dates they disposed of a total of 37,352 Ordinary shares of 25p each in Allied Domecq PLC and transferred a total of 208,548 Ordinary shares of 25p each into the trust.

These shares were disposed of and transferred in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 14,226,399 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


19 July 2005

Exhibit No.23

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2 AND ITS SUBSIDIARIES AND AFFILIATES DETAILED BELOW

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED ("CSFBEL")
84,942,268 SHARES
CSFBEL IS INTERESTED IN 19,485,000 OF THESE SHARES UNDER SECTION 208(5) OF THE COMPANIES ACT 1985 (THE "ACT") BY VIRTUE OF THE RIGHT TO REDELIVERY OF EQUIVALENT SECURITIES UNDER STOCK LENDING ARRANGEMENTS
CREDIT SUISSE FIRST BOSTON INTERNATIONAL ("CSFBi")
18,470 SHARES
CREDIT SUISSE FIRST BOSTON LLC ("CSFBLL")
4,000 SHARES
TOTAL
84,964,738

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN - SHAREHOLDING AS AT 14 JULY 2005

11. Date listed company informed

18 JULY 2005

12. Total holding following this notification

84,964,738

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.68%

14. Any additional information

CSFBEL, CSFBi AND CSFBLLC ARE MEMBERS OF THE INVESTMENT BANKING BUSINESS OF CREDIT SUISSE AND REFERENCE TO CSFB IN THIS ANNOUNCEMENT INCLUDES ALL OF THE SUBSIDIARIES AND AFFILIATES OF CREDIT SUISSE OPERATING UNDER THE CREDIT SUISSE FIRST BOSTON NAME. THOSE CSFB COMPANIES WHICH ARE DIRECT OR INDIRECT HOLDING COMPANIES OF CSFBEL, CSFBi AND CSFBLLC ARE, UNDER THE TERMS OF SECTION 203 OF THE ACT, EACH INTERESTED BY ATTRIBUTION IN ANY SHARES IN WHICH CSFBEL, CSFBi AND CSFBLLC ARE INTERESTED.

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

19 JULY 2005

Exhibit No.24

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2 AND ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN


11. Date listed company informed

18 JULY 2005

12. Total holding following this notification

74,444,571

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.73%

14. Any additional information

PART OF THIS HOLDING MAY RELATE TO HEDGING ARRANGEMENTS FOR CUSTOMER
TRANSACTIONS

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

19 JULY 2005

Exhibit No.25

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2 AND ITS SUBSIDIARIES AND AFFILIATES DETAILED BELOW

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED ("CSFBEL")
75,106,402 SHARES
CSFBEL IS INTERESTED IN 19,192,637 OF THESE SHARES UNDER SECTION 208(5) OF THE COMPANIES ACT 1985 (THE "ACT") BY VIRTUE OF THE RIGHT TO REDELIVERY OF EQUIVALENT SECURITIES UNDER STOCK LENDING ARRANGEMENTS
CREDIT SUISSE FIRST BOSTON INTERNATIONAL ("CSFBi")
18,470 SHARES
CREDIT SUISSE FIRST BOSTON LLC ("CSFBLL")
4,000 SHARES
TOTAL
75,128,872

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN - SHAREHOLDING AS AT 15 JULY 2005

11. Date listed company informed

19 JULY 2005

12. Total holding following this notification

75,128,872

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.79%

14. Any additional information

CSFBEL, CSFBi AND CSFBLLC ARE MEMBERS OF THE INVESTMENT BANKING BUSINESS OF CREDIT SUISSE AND REFERENCE TO CSFB IN THIS ANNOUNCEMENT INCLUDES ALL OF THE SUBSIDIARIES AND AFFILIATES OF CREDIT SUISSE OPERATING UNDER THE CREDIT SUISSE FIRST BOSTON NAME. THOSE CSFB COMPANIES WHICH ARE DIRECT OR INDIRECT HOLDING COMPANIES OF CSFBEL, CSFBi AND CSFBLLC ARE, UNDER THE TERMS OF SECTION 203 OF THE ACT, EACH INTERESTED BY ATTRIBUTION IN ANY SHARES IN WHICH CSFBEL, CSFBi AND CSFBLLC ARE INTERESTED.

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

20 JULY 2005

Exhibit No.26

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

ING GROEP N.V.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF SHAREHOLDER NAMED IN 2 AND OTHER ENTITIES WITHIN THE GROUP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

47,503,427 SHARES ARE HELD BY ING BANK N.V. LONDON BRANCH
1,247,991 SHARES ARE HELD BY OTHER ENTITIES WITHIN ING GROEP N.V - IDENTITY OF THESE OTHER ENTITIES IS NOT KNOWN
TOTAL HOLDING OF 48,751,418 SHARES

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN - HOLDING AS AT 15 JULY 2005

11. Date listed company informed

19 JULY 2005

12. Total holding following this notification

48,751,418

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.40%

14. Any additional information

ING BANK N.V., LONDON BRANCH IS PART OF ING GROEP N.V.

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

20 JULY 2005

Exhibit No.27

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

ABN AMRO BANK NV LONDON BRANCH

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN - HOLDING AS AT 19 JULY 2005

11. Date listed company informed

20 JULY 2005

12. Total holding following this notification

46,197,653

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.17%

14. Any additional information


15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

21 JULY 2005

Exhibit No.28

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

MERRILL LYNCH & CO INC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2 AND SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MERRILL LYNCH & CO INC - 46,267,460*

*INCLUDES 830,310 HELD BY MERRILL LYNCH GROUP INC

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN - NOTIFICATION DATED AS AT 18 JULY 2005

11. Date listed company informed

20 JULY 2005

12. Total holding following this notification

NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

14. Any additional information

N/A

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

21 JULY 2005

Exhibit No.29

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 20 July 2005, that on this date the following transaction occurred pursuant to the Scheme of Arrangement, as defined in the circular sent to shareholders on 25 May 2005 (the "Scheme"):

5,507,850 Ordinary shares of 25p each in Allied Domecq PLC were transferred to participants of the Company's employee share plans.

These shares were transferred in connection with the Allied Domecq PLC employee share plans following elections made by particpants pursuant to the Scheme.

The total number of unallocated ordinary shares held by the Trust following these transfers is 8,718,549 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in.

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


21 July 2005

Exhibit No.30

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 20 July 2005, that on that date they disposed of a total of 30,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this transaction is 8,688,549 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.






Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





21 July 2005

Exhibit No.31

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

ALLIED DOMECQ PLC


2. Name of shareholder having a major interest

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED


3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IN RESPECT OF SHAREHOLDER NAMED IN 2 AND ITS SUBSIDIARIES AND AFFILIATES DETAILED BELOW


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



CREDIT SUISSE      77,609,614 SHARES    CSFBEL IS INTERESTED IN 19,177,274 OF THESE
FIRST BOSTON                            SHARES UNDER SECTION 208(5) OF THE COMPANIES
(EUROPE) LIMITED                        ACT 1985 (THE "ACT") BY VIRTUE OF THE RIGHT TO
("CSFBEL")                              REDELIVERY OF EQUIVALENT SECURITIES UNDER STOCK
                                        LENDING ARRANGEMENTS
CREDIT SUISSE      18,470 SHARES
FIRST BOSTON
INTERNATIONAL
("CSFBi")

CREDIT SUISSE      4,000 SHARES
FIRST BOSTON LLC
("CSFBLL")

TOTAL              77,632,084



5. Number of shares / amount of stock acquired

NOT KNOWN


6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


7. Number of shares / amount of stock disposed

NOT KNOWN


8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


9. Class of security

25 PENCE ORDINARY SHARES


10. Date of transaction

NOT KNOWN - SHAREHOLDING AS AT 20 JULY 2005


11. Date listed company informed

22 JULY 2005


12. Total holding following this notification

77,632,084


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.02%


14. Any additional information

CSFBEL, CSFBi AND CSFBLLC ARE MEMBERS OF THE INVESTMENT BANKING BUSINESS OF CREDIT SUISSE AND REFERENCE TO CSFB IN THIS ANNOUNCEMENT INCLUDES ALL OF THE SUBSIDIARIES AND AFFILIATES OF CREDIT SUISSE OPERATING UNDER THE CREDIT SUISSE FIRST BOSTON NAME. THOSE CSFB COMPANIES WHICH ARE DIRECT OR INDIRECT HOLDING COMPANIES OF CSFBEL, CSFBi AND CSFBLLC ARE, UNDER THE TERMS OF SECTION 203 OF THE ACT, EACH INTERESTED BY ATTRIBUTION IN ANY SHARES IN WHICH CSFBEL, CSFBi AND CSFBLLC ARE INTERESTED.



15. Name of contact and telephone number for queries

PHILIPPA ARMSTRONG - 0117 978 5190


16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY


Date of notification

22 JULY 2005

Exhibit No.32

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

ALLIED DOMECQ PLC

2. Name of shareholder having a major interest

CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF SHAREHOLDER NAMED IN 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares / amount of stock acquired

NOT KNOWN

6 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares / amount of stock disposed

NOT KNOWN

8 Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

25 PENCE ORDINARY SHARES

10. Date of transaction

NOT KNOWN HOLDINGS AS AT 21 JULY 2005


11. Date listed company informed

25 JULY 2005

12. Total holding following this notification

64,616,823

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.84%

14. Any additional information

THIS HOLDING HAS ARISEN FROM STOCK LOAN TRANSACTIONS UNDER THE RELEVANT APPROVED DOCUMENTATION AS A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE

15. Name of contact and telephone number for queries

NICK GILES - 0117 978 5009

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of notification

25 JULY 2005

Exhibit No.33

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 22 July 2005, that on that date they disposed of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this transaction is 8,673,549 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


25 July 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

1 August, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary